DONORSEE, LLC

AMENDED AND RESTATED
OPERATING AGREEMENT

THIS AMENDED AND RESTATED OPERATING AGREEMENT ("Agreement") of **DonorSee, LLC**, a Virginia limited liability company (the "Company") is entered into as of April 30, 2018 (the "Effective Date"), by and among (i) Gret Glyer (herein referred to as "Mr. Glyer" or the "Managing Member"), whose address is 8701 Foxhall Terrace, Fairfax Station, Virginia 22039, (ii) Investar2, LLC, a Virginia limited liability company ("Investar2"), whose address is 8625 Hampton Way, Fairfax Station, Virginia 22039, (iii) Sanctuary Investment, LLC, a Virginia limited liability company ("Sanctuary"), whose address is 8625 Hampton Way, Fairfax Station, Virginia 22039, (iii) Realty & Business Investing, LLC ("RBI"), whose address is 4740 South Ocean Blvd., Unit 1203, Highland Beach, Florida 33487 (Mr. Glyer, Investar2, Sanctuary and RBI are collectively referred to as the "Common Members"), and (iv) those persons and entities admitted as members of the Company pursuant to the WeFunder.com offering more particularly described in Section 1.2.2 below (individually and collectively the "Preferred Members" (the Common Members and the Preferred Members are sometimes individually referred to as a "Member," and collectively as the "Members").

1.   **Formation, Business, and Capitalization of Limited Liability Company**

    1.1   **Organization.** The parties hereby ratify and confirm the organization of the Company, pursuant to the Virginia Limited Liability Company Act, as amended from time to time ("Act") and the provisions of this Agreement and, for that purpose, the Managing Member previously caused Articles of Organization for the Company to be prepared, executed and filed with the Virginia State Corporation Commission on March 11, 2015. The Company shall exist in perpetuity or until such earlier time as it is dissolved and liquidated by its Members.

    1.2.1   **Common Members.** Mr. Glyer, Sanctuary and RBI were the original Members of the Company Investar2 previously made a $130,000 loan to the Company which was subsequently converted into membership interests in the Company as of the Effective Date of this Agreement. The Common Members of the Company and their current respective percentages of membership interests in the Company (herein referred to as "Common Units") are set forth on Exhibit "A" attached hereto and made a part hereof. No Common Member shall be obligated to provide any additional capital (either in the form of capital contributions or loans) or services without each such Common Member's consent.

    1.2.2   **Preferred Members.** By the execution of this Agreement, the Common Members hereby authorize and direct the Managing Member to sell a five percent (5%) ownership interest in the Company for One Hundred Seven Thousand Dollars ($107,000.00) through WeFunder.com, and to pay WeFunder.com five percent (5%) of the amount raised through WeFunder.com and to issue WeFunder.com Preferred Units (as defined below) equal to two percent (2%) of the Preferred Units issued by the Company to each Preferred Member (which shall be deducted from the Preferred Units issued to each such Preferred Member and shall not dilute the Common Units). Each purchaser of an ownership interest in the Company through WeFunder.com shall receive "Preferred Units" which shall have all of the same rights as the Common Members, except as follows (notwithstanding anything to the contrary herein): (i) the Preferred Members shall not be entitled to any vote whatsoever on any Company matter, and (ii) upon a liquidation or dissolution of the Company, the Preferred Members shall be first be entitled to receive distributions from the Company equal to their respective capital contributions to the Company (and thereafter any additional distributions shall be distributed to all Members in proportion to their then percentage of membership interest in the Company). The issuance of Preferred Units to the Preferred Members shall dilute the percentages of membership interest owned by the Common Members on a proportionate basis. Upon the completion of the offering of Preferred Units through WeFunder.com, the Managing Member shall cause an Amended and Restated Exhibit "A" to be attached to this Agreement. No Preferred Member shall be obligated to provide any additional capital (either in the form of capital contributions or loans) or services without each such Preferred Member's consent.

 1.3 **Business of the Company.** The business of the Company shall continue to be to further develop and refine an "app" focused platform that fills a need for two groups of people: Millennial do-gooders and Millennial donors. The Company will make money by taking a percentage of all money sent through the app. The Company will continue to build an effective iOS , Web, and Android platform and to carry out a marketing plan, and to thereafter raise additional equity capital on the best terms and conditions available and implement the Company's business plan. In furtherance of the business of the Company, the Members hereby authorize and direct the Managing Member to take such steps as are necessary to enable the Company to obtain additional equity and/or debt funding through WeFunder.com as the Managing Member deems appropriate.

 2. **Management of the Company; Standard of Care; Compensation.**

 2.1.1 Management. The Company shall be managed by the Managing Member, who shall have any and all of the powers ascribed to a Managing Member under the Act. All management decisions for the Company shall be made by Mr. Glyer in his capacity as the sole Managing Member of the Company. The Managing Member's duty of care in the discharge of its duties to the Company and the Members is limited to refraining from engaging in intentional misconduct, a knowing violation of law or an intentional breach or violation of the provisions of this Agreement. The Managing Member is not intended to have any obligation to the other Member(s) as a fiduciary and no inference shall be drawn from any other provision of this Agreement to impose such an obligation. Except if the Managing Member fails to adhere to the standard of care required under this Section 2, the Managing Member shall not be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member. In the event of the death, disability or incapacity of Mr. Glyer, Sanctuary shall automatically become the Managing Member of the Company.

 2.1.2 Compensation. The Managing Member shall be entitled to receive reasonable compensation for his services to the Company based in part, upon the net operating income of the Company.

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2.1.3 Payment of Certain Expenses. As an inducement to Investar2 LLC for loaning funds to the Company and converting that loan into equity in the Company effective as of January 1, 2018, the Company has agreed to pay (i) the organizational expenses for Investar2 LLC, and (ii) its annual filing fees and tax return preparation fees (not to exceed $2,000/calendar year) for each calendar year or part thereof that the Note is outstanding or Investar2 LLC (or its members) own membership interests in the Company as a result of the conversion of the Note into such membership interests.

2.2 Indemnification. The Managing Member and each of the Members of the Company, and each present and/or past officer and member of the previous Board of Advisors of the Company shall be indemnified and held harmless by the Company from and against any and all claims, demands, liabilities, costs (including reasonable attorneys' fees), damages and causes of action, of any nature whatsoever, arising out of or incidental to their involvement in the Company affairs, except where the claim at issue is determined to have arisen out of (i) the fraud, gross negligence or willful misconduct of such person; or (ii) the material and adverse breach by such person of any material provision of this Agreement.

3. **Distributions from the Company.** Except as provided in Section 1.2.2 with respect to distributions made in liquidation or dissolution of the Company, all distributions to the Members (both Common Members and Preferred Members) shall be made to the Members in proportion to their percentages of membership interests in the Company.

4. **Allocation of Profits and Losses; Distributions.** Allocations of the Company's profits and losses shall be made to the Members (both Common Members and Preferred Members) in proportion to their percentages of membership interests. In furtherance of the foregoing, after consultation with the firm of certified public accountants regularly employed by the Company, the Managing Member shall make all possible efforts to make minimum annual distributions to the Members in an amount equal to or greater than forty percent (40%) of the profits net of losses allocated to the Members for each calendar year to help ensure that the Members do not have "phantom income," i.e., allocations of profits without the corresponding distributions with which to pay the taxes thereon; provided, however, that in the event the Company has insufficient net cash flow available to make the aforesaid tax distributions, then the net cash flow available for distribution pursuant to this provision shall be distributed to the Members in proportion to the total net cash flow distribution due each of the Members pursuant to this provision. The Managing Member shall also be authorized to withhold such amounts from a Member's distributions as the certified public accountants for the Company advise the Managing Member is required to comply with any applicable Federal, state or local income tax law or regulations.

5. **General Provisions.**

5.1 **Applicability of the Act.** Unless provided herein to the contrary, the affairs of the Company shall be governed by and in accordance with the Act.

5.2 **Complete Agreement.** This Agreement constitutes the complete and exclusive statement of the agreement among the Members regarding the formation and management of the Company. It supersedes all prior written and oral statements, including any prior representation, statement, condition, or warranty.

5.3   **Applicable Law**. All questions concerning the construction, validity, and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the laws of the Commonwealth of Virginia.

5.4   **Section Titles**. The headings herein are inserted as a matter of convenience only and do not define, limit, or describe the scope of this Agreement or the intent of the provisions hereof.

5.5   **Binding Provisions**. This Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors, and assigns.

5.6   **Resolution of Disputes**. Unless otherwise provided herein, it is understood and agreed by and among the parties hereto that any claim or controversy arising out of or relating to this Agreement or the Articles, or a breach hereof or thereof, which cannot be resolved by negotiations between the Members, shall, upon the request of any party involved, be submitted to and settled by arbitration in accordance with the rules of the American Arbitration Association (or any other form of arbitration mutually acceptable to the parties involved) then obtaining in Virginia. The Members agree that as an express condition precedent to any Member's right to file a demand for arbitration, the Member shall be required to present in writing all evidence of any such claim or controversy to the other Members, including legally sufficient evidence regarding liability, cause and damage to enable the other Members to render a decision with respect to such claim or controversy. No demand for arbitration by a Member may be made until the earlier of (i) the date on which each of the other Members has issued his/her/its written decision with respect to such claim or controversy, or (ii) the 60th day after such Member has presented its evidence to the other Members. The costs of arbitration, including the fees and expenses of the arbitrator, shall be shared equally by the Members unless the arbitration award provides otherwise. Each Member shall bear the cost of preparing and presenting its case. The Members agree that the arbitrator shall have no power or authority to make awards or issue orders of any kind except as expressly permitted by this Agreement, and in no event shall the arbitrator have the authority to make any award that provides for punitive or exemplary damages or for equitable relief. The arbitrator's decision shall follow the plain meaning of this Agreement and shall be final and binding. The decision made pursuant to such arbitration shall be binding and conclusive on all parties involved, and judgment upon such decision may be entered in the highest court of any forum, Federal or state, having jurisdiction.

5.7   **Terms**. Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the person may as the context require.

5.8   **Separability of Provisions**. Each provision of this Agreement shall be

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considered separable and if, for any reason, any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.

5.9 **Counterparts**. This Agreement may be executed simultaneously in two or more counterparts each of which shall be deemed on original, and all of which, when taken together, constitute one and the same document. The signature of any party to any counterpart shall be deemed a signature to, and may be appended to, any other counterpart.

[Signatures appear on next page]

IN WITNESS WHEREOF, the parties have executed, or caused this Amended and Restated Operating Agreement to be executed, under seal, as of the date set forth hereinabove.

COMMON MEMBERS:



_____[Seal]
Gret Glyer, personally

Sanctuary Investment, LLC, a Virginia limited liability company



By:_____[Seal]
Mark Gottlieb, Its Co-Managing Member

Realty & Business Investing, LLC, a Maryland a limited liability company



By:_____[Seal]
Marc Wertheimer, Its Managing Member

Investar2, LLC, a Virginia limited liability company



By:_____[Seal]
Mark Gottlieb, Its Co-Managing Member

DonorSee, LLC

CERTIFICATION AND SIGNATURE PAGE

The undersigned hereby acknowledges that the undersigned has read the foregoing Amended and Restated Operating Agreement of DonorSee, LLC bearing an effective date as of April 30, 2018, attached and annexed hereto, and the undersigned, by executing this Certification and Signature Page, acknowledges that the undersigned is a Preferred Member in DonorSee, LLC, a Virginia limited liability company, and consents to and agrees to be bound by the terms of the foregoing Amended and Restated Operating Agreement. The execution of this Certification and Signature Page by the undersigned shall constitute the execution of the Amended and Restated Operating Agreement of DonorSee, LLC by the undersigned as a party to such document in the capacity indicated in this Certification and Signature Page.

IN WITNESS WHEREOF, the undersigned has duly executed this Certification and Signature Page under seal effective as of April 30, 2018.

Name: _____

Signature: _____[Seal]   Date: _____

For Corporations, Partnerships, Trusts, and Other entities:

_____   _____
Name of Entity   Entity Type
                                                  (ex. S-Corporation, Partnership)
By: _____[Seal]   Date: _____
Name: _____
Title: _____

Address: _____   _____
_____   State of Residence
_____   For Income Tax Purposes
_____

Email: _____

Social Security No./Employer ID Number:

_____

Telephone number: _____

DONORSEE, LLC

AMENDED AND RESTATED
OPERATING AGREEMENT

Exhibit "A"

Name and Address of **Common Members**	Percentage of Company Interest*
Gret Glyer 8701 Foxhall Terrace Fairfax Station, Virginia 22039	77.3%
Sanctuary Investment, LLC 8625 Hampton Way Fairfax Station, Virginia 22039 Attn: Mark Gottlieb	5%
Realty & Business Investing, LLC 4740 South Ocean Blvd., Unit 1203 Highland Beach, Florida 33487 Attn: Marc Wertheimer	2%
Investar2, LLC 8625 Hampton Way Fairfax Station, Virginia 22039 Attn: Mark Gottlieb	15.7%

*Before prorata dilution of the Common Members by the issuance of the Preferred Units, which will dilute the Percentage of Company Interests of the Common Members on a proportionate basis.

Name and Address of **Preferred Members**	Percentage of Company Interest

[to be added after the completion of the WeFunder.com offering]